Exhibit 99

NEWS RELEASE

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60675
Contact: Laurie McMahon, Investor Relations
(312) 444-7811 or
Dianne Kotsogiannis, Public Relations
(312) 444-4281

Release #01510   http://www.northerntrust.com

FOR IMMEDIATE RELEASE

NORTHERN TRUST CORPORATION REPORTS RECORD 2000 SECOND QUARTER EARNINGS OF $.53 PER SHARE, UP 23%.

(Chicago, July 17, 2000) Northern Trust Corporation reported record net income per share of $.53 for the second quarter, an increase of 23% from the $.43 per share earned a year ago. Net income also increased 23% to a record $123.0 million from the $99.7 million earned in the second quarter of last year. This performance resulted in a return on average common equity of 22.8%.

William A. Osborn, Chairman and Chief Executive Officer, commented, "This quarter set a new record for revenue growth, surpassing even the first quarter of this year. Record trust fee growth of 29%, driven by strong new business and equity markets that compared favorably with those of a year ago, combined with record levels of foreign exchange profits and net interest income to produce a 25% increase in total revenues. Earnings per share increased 23% and the return on average common equity exceeded 20% for the thirteenth consecutive quarter. The productivity ratio reached a record 162%, reflecting the efficiency of our businesses in generating earnings. Trust assets under administration grew to $1.6 trillion, up 21% since June 30, 1999. Assets under management grew to $333 billion, increasing 29% from one year ago. This exceptional performance came as we continued to make the investments necessary for future growth in our targeted markets."

-more-

SECOND QUARTER PERFORMANCE HIGHLIGHTS

Revenues increased 25% to $547.0 million. Trust fees grew 29% to a record $305.6 million in the quarter compared to $236.2 million in the second quarter of last year and represented 56% of total second quarter 2000 revenues. Fee-related income represented 72% of total revenues.

Trust fees from Personal Financial Services (PFS) in the quarter increased 30% and totaled $152.6 million compared to $117.6 million in the year-ago quarter. The increase resulted from continued strong new business throughout Northern Trust's national PFS network and from equity markets that were somewhat higher overall than those of a year ago. All states recorded increases of more than 20% with Arizona and Texas each increasing more than 35%. The Wealth Management Group also had excellent performance, with trust fees increasing 43%, and now administers $58.1 billion in assets worldwide, up 43% from last year.

Northern Trust's PFS franchise continued its expansion with the opening of four new offices during the quarter. During May, Northern Trust opened a Pinnacle Peak office, located in North Scottsdale, Arizona, and a trust sales office in Las Vegas. These openings mark the ninth office in Arizona and Northern Trust's first entry into the Nevada market. In addition, during June Northern Trust opened a trust sales office in Austin, Texas, and a full service trust office in Grosse Pointe, Michigan. The Austin facility is the eighth location in the Texas market, while the Grosse Pointe location is the third office in the state of Michigan. Northern Trust's network of Personal Financial Services offices now includes 80 locations in eleven states.

Total personal trust assets under administration increased to $165.0 billion at June 30, 2000, up 26% from June 30, 1999. Of these assets under administration, $97.7 billion is managed by Northern Trust, up 23% from one year ago.

SECOND-QUARTER PERFORMANCE HIGHLIGHTS (continued)

Trust fees from Corporate & Institutional Services (C&IS) in the quarter increased 29% and totaled $153.0 million compared to $118.6 million in the year-ago quarter, reflecting strong new business. C&IS trust fees are derived from a full range of custody, investment and advisory services rendered to retirement and other asset pools of corporate and institutional clients worldwide, and all of these services contributed to the second quarter fee growth. Fees from asset management increased 33% to $46.7 million which included $4.7 million of performance-based fees for funds with second quarter fiscal year-ends. These additional fees are largely offset by increased performance-based incentive payments to the sub-advisors of these funds, which are reflected in higher other operating expenses for the quarter. Securities lending fees increased 39% to a record $33.4 million from the year ago quarter while custody fees increased 23% to $48.0 million. The growth in securities lending fees was primarily due to higher lending volumes and the increase in custody fees was driven by new global custody business. Strong new business results increased fees generated by Northern Trust Retirement Consulting, L.L.C., to a record $14.8 million, up 30% from last year's second quarter.

In May Northern Trust completed two strategic acquisitions announced earlier in the year. The acquisition of Northern Trust Value Investors, formerly Carl Domino Associates, L.P., gives Northern a value equity investment management capability to complement its present growth equity style. The acquisition of Northern Trust (Ireland), Ltd., formerly Ulster Bank Investment Services Limited, the IFSC (International Financial Services Centre) licensed custody and fund administration subsidiary of Ulster Bank Group, enables Northern to offer a seamless, full service package of trustee/custody and fund services in the multinational, European and other global markets. These acquisitions contributed $.7 million to PFS trust fees and $2.0 million to C&IS trust fees during the quarter.

Total C&IS trust assets under administration increased to $1.45 trillion at June 30, 2000, up 20% from June 30, 1999. Of the C&IS trust assets under administration, $235.3 billion is

SECOND-QUARTER PERFORMANCE HIGHLIGHTS (continued)

managed by Northern Trust, up 31% from June 30, 1999. Trust assets under administration included approximately $326 billion of global custody assets.

Foreign exchange trading profits were a record $42.1 million for the quarter, up 24% or $8.1 million from the first quarter of 2000 and 45% or $13.2 million from the second quarter of 1999. The current year second quarter benefited from market volatility in the major currencies, including extraordinary volatility in the euro, as well as growth in global assets and a higher level of client transaction volumes. In addition, clients increased their use of Northern Trust FX Passport[sm]. This browser-based application enables clients to enter into foreign exchange transactions with Northern Trust via the Internet and is a key part of Northern Trust's Passport suite of browser-based Internet products.

Total treasury management revenues, which include both fees and the computed value of compensating deposit balances, totaled $26.8 million, up 9% from last year's second quarter. The fee portion of these revenues in the quarter was $18.2 million, up 5% from $17.3 million in the comparable quarter last year. Security commissions and trading income increased 9% to $8.3 million from last year, reflecting a higher volume of transactions at Northern Trust Securities, Inc. Other operating income was $18.7 million for the second quarter compared with $12.1 million in the same period last year, primarily reflecting higher trust deposit-related fees.

Net interest income for the quarter, stated on a fully taxable equivalent basis, totaled $154.1 million, up 13% from the $135.8 million reported in the prior year quarter. The increase in net interest income reflects 18% growth in average earning assets and a 14% increase in noninterest-related funds, primarily demand deposits and equity. The asset growth included a 15% or $2.1 billion increase in loans and leases and a 25% or $2.0 billion increase in securities. Money market assets increased 12% to $4.4 billion. The net interest margin decreased slightly to 2.00% versus 2.07% in the year-ago quarter due primarily to the increased volume of lower margin federal agency securities.

SECOND-QUARTER PERFORMANCE HIGHLIGHTS (continued)

Nonperforming assets of $55.4 million at June 30, 2000 were down from $58.6 million at March 31, 2000 but up from $45.2 million at June 30, 1999. The increase from June 30, 1999 primarily reflects the impact of one large commercial loan to a company that filed for Chapter 11 reorganization late in 1999. The provision for credit losses was $10.0 million in the quarter compared to $5.0 million for the same quarter last year. The higher credit provision reflects management's decision to sell its $26.0 million participation in a syndicated loan to a company experiencing difficulties, which resulted in a $5.4 million charge-off during the quarter. The credit provision, net of charge-offs, increased the reserve for credit losses by $4.6 million to $159.3 million at June 30, 2000, resulting in a reserve to total loan ratio of .92% compared to .94% at March 31, 2000. The overall quality of the balance of the loan portfolio remains strong. Nonaccrual loans of $54.4 million at quarter-end represent .31% of total loans and were covered 2.9 times by the reserve.

Noninterest expenses totaled $338.2 million for the quarter, an increase of 24% or $66.5 million from the $271.7 million in the year-ago quarter. Approximately one-half of the increase in noninterest expenses related to compensation and employee benefits and was primarily attributable to staff growth, merit increases and performance-based incentives. Staff levels increased from one year ago to support growth initiatives and strong new business in both PFS and C&IS. Staff on a full-time equivalent basis at June 30, 2000 totaled 9,140, up 11% from 8,253 at June 30, 1999. The second quarter acquisitions contributed 100 staff to the increase. Higher performance-based compensation accounted for approximately 47% of the increase in compensation, principally due to increased costs for incentive plans as a result of strong new business, excellent investment management performance, record net income and the price increase in Northern Trust Corporation common stock as compared to a year ago.

The balance of the expense growth reflects costs associated with technology investments, including e-commerce initiatives, business promotion, co-administration services provided to the two mutual fund families and expansion of the PFS office network, as well as

SECOND-QUARTER PERFORMANCE HIGHLIGHTS (continued)

higher operating costs relating to the significant growth in transaction volumes. Approximately $3.2 million of operating costs in the quarter resulted from two acquisitions.

BALANCE SHEET

Balance sheet assets averaged $34.3 billion for the quarter, up 18% from last year's average of $29.1 billion, primarily reflecting growth in loans and securities. Loans and leases averaged $16.4 billion for the quarter, an increase of $2.1 billion or 15%. Reflecting strong growth in lending to Wealth Management and private banking clients, personal loans increased $509 million or 38% to average $1.8 billion for the quarter. Residential mortgages increased $383 million or 6% to average $6.4 billion for the quarter and represented 39% of the total loan portfolio. Commercial and industrial loans averaged $4.9 billion during the quarter compared to $4.4 billion in the second quarter of 1999. The securities portfolio increased 25% to $10.2 billion on average during the period while money market assets averaged $4.4 billion in the quarter, up 12% from last year.

Common stockholders' equity averaged $2.1 billion, up 12% from last year's second quarter. The increase primarily reflects the retention of earnings offset in part by the repurchase of common stock pursuant to the Corporation's share buyback program. During the quarter, the Corporation acquired a total of 836,340 shares at a cost of $56.1 million. An additional 8.3 million shares may be purchased after June 30, 2000 under the current share buyback program.

SIX-MONTH PERFORMANCE HIGHLIGHTS

Net income per common share increased 20% to $1.01 for the six-month period ended June 30, 2000. Net income increased 21% to $236.3 million compared with $194.8 million last year and resulted in a return on average common equity of 22.26% and a productivity ratio of 160%.

SIX-MONTH PERFORMANCE HIGHLIGHTS (continued)

Total revenues increased 23% from 1999 levels. Trust fees totaled $591.6 million, up 28% from $460.7 million last year. Foreign exchange trading profits totaled $76.1 million, up 39% from last year's performance. Treasury management revenues from both fees and the computed value of compensating deposit balances increased 7% to $52.8 million. Net interest income, stated on a fully taxable equivalent basis, totaled $304.9 million, up 13% from $270.3 million reported last year.

The $14.0 million provision for credit losses was $8.5 million higher than the $5.5 million required in the first half of 1999. Noninterest expenses were up 23% and totaled $664.3 million compared to $538.1 million a year ago.

FORWARD-LOOKING STATEMENTS

This news release may be deemed to include forward-looking statements, such as statements that relate to Northern Trust's financial goals, expansion and business development plans, business prospects and positioning with respect to market and pricing trends, new business results and outlook, credit quality, planned capital expenditures and technology spending, and the effect of various matters (including changes in accounting standards) on Northern Trust's business. Actual results could differ materially from those indicated by these statements. Northern Trust Corporation's 1999 Annual Report to Stockholders, including the section of Management's Discussion and Analysis captioned "Factors Affecting Future Results," and periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results, including certain economic, interest rate, market and credit risks, competitive conditions, Northern Trust's success in executing various parts of its business plans, technology risks and risks associated with changes in the regulatory framework resulting from enactment of the Gramm-Leach-Bliley Act of 1999 and other regulatory changes and factors. All forward-looking statements included in this news release are based on information available at the time of the release, and Northern Trust Corporation assumes no obligation to update any forward-looking statement.

/ / /

NORTHERN TRUST CORPORATION

(Supplemental Consolidated Financial Information)

STATEMENT OF INCOME STATISTICS ($ IN MILLIONS)

	SECOND QUARTER		
	2000	1999	% Change (*)
Noninterest Income			
Trust Fees	**$305.6**	$236.2	**29** %
Foreign Exchange Trading Profits	**42.1**	28.9	**45**
Treasury Management Fees	**18.2**	17.3	**5**
Security Commissions & Trading Income	**8.3**	7.7	**9**
Other Operating Income	**18.7**	12.1	**55**
Investment Security Transactions	**-**	0.1	**N/M**
Total Noninterest Income	**392.9**	302.3	**30**
Interest Income (Taxable Equivalent)	**513.2**	379.2	**35**
Interest Expense	**359.1**	243.4	**47**
Net Interest Income (Taxable Equivalent)	**154.1**	135.8	**13**
Total Revenue (Taxable Equivalent)	**547.0**	438.1	**25**
Noninterest Expenses			
Compensation	**170.0**	139.9	**22**
Employee Benefits	**27.3**	24.6	**11**
Occupancy Expense	**22.2**	18.1	**23**
Equipment Expense	**18.5**	15.6	**19**
Other Operating Expenses	**100.2**	73.5	**36**
Total Noninterest Expenses	**338.2**	271.7	**24**
Provision for Credit Losses	**10.0**	5.0	**N/M**
Taxable Equivalent Adjustment	**13.3**	9.2	**43**
Income before Income Taxes	**185.5**	152.2	**22**
Provision for Income Taxes	**62.5**	52.5	**19**
NET INCOME	**$123.0**	$99.7	**23** %
Net Income Per Common Share			
Basic	**$0.55**	$0.44	**25** %
Diluted	**0.53**	0.43	**23**
Return on Average Common Equity	**22.81** %	20.65 %	
Average Common Equity	**$2,144.7**	$1,915.2	**12** %
Return on Average Assets	**1.44** %	1.37 %	
Common Dividend Declared per Share	**$0.135**	$0.12	**13** %
Preferred Dividends (millions)	**1.4**	1.1	**27**
Average Common Shares Outstanding (000s)			
Basic	**221,011**	221,949	
Diluted	**230,503**	230,294	
Common Shares Outstanding (EOP)	**221,850**	222,946	

(N/M) Not Meaningful

(*) Percentage change calculations are based on actual balances rather than the rounded amounts presented in Supplemental Consolidated Financial Information.

Note: Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

NORTHERN TRUST CORPORATION

(Supplemental Consolidated Financial Information)

STATEMENT OF INCOME STATISTICS ($ IN MILLIONS)

	SIX MONTHS		
	2000	1999	% Change (*)
Noninterest Income			
Trust Fees	**$591.6**	$460.7	**28** %
Foreign Exchange Trading Profits	**76.1**	54.5	**39**
Treasury Management Fees	**35.3**	35.4	**N/M**
Security Commissions & Trading Income	**17.9**	15.2	**18**
Other Operating Income	**34.4**	22.5	**54**
Investment Security Transactions	**-**	0.1	**N/M**
Total Noninterest Income	**755.3**	588.4	**28**
Interest Income (Taxable Equivalent)	**960.4**	758.3	**27**
Interest Expense	**655.5**	488.0	**34**
Net Interest Income (Taxable Equivalent)	**304.9**	270.3	**13**
Total Revenue (Taxable Equivalent)	**1,060.2**	858.7	**23**
Noninterest Expenses			
Compensation	**334.8**	275.6	**21**
Employee Benefits	**56.5**	50.6	**12**
Occupancy Expense	**43.0**	35.8	**20**
Equipment Expense	**36.4**	31.2	**17**
Other Operating Expenses	**193.6**	144.9	**34**
Total Noninterest Expenses	**664.3**	538.1	**23**
Provision for Credit Losses	**14.0**	5.5	**N/M**
Taxable Equivalent Adjustment	**24.7**	18.1	**36**
Income before Income Taxes	**357.2**	297.0	**20**
Provision for Income Taxes	**120.9**	102.2	**18**
NET INCOME	**$236.3**	$194.8	**21** %
Net Income Per Common Share			
Basic	**$1.06**	$0.87	**22** %
Diluted	**1.01**	0.84	**20**
Return on Average Common Equity	**22.26** %	20.63 %	
Average Common Equity	**$2,110.1**	$1,882.2	**12** %
Return on Average Assets	**1.45** %	1.34 %	
Common Dividends Declared per Share	**$0.27**	$0.24	**13** %
Preferred Dividends (millions)	**2.7**	2.2	**22**
Average Common Shares Outstanding (000s)			
Basic	**221,105**	221,797	
Diluted	**230,312**	230,218	
Common Shares Outstanding (EOP)	**221,850**	222,946	

BALANCE SHEET ($ IN MILLIONS)

	JUNE 30		
	2000	1999	% Change (*)
Assets			
Money Market Assets	$4,281.9	$3,461.9	24 %
Securities			
U.S. Government	227.4	283.4	(20)
Federal Agency and Other	10,484.4	8,024.5	31
Municipal	475.0	493.5	(4)
Trading Account	12.2	9.1	34
Total Securities	11,199.0	8,810.5	27
Loans and Leases	17,280.7	15,006.0	15
Total Earning Assets	32,761.6	27,278.4	20
Reserve for Credit Losses	(159.3)	(151.9)	5
Cash and Due from Banks	1,932.6	1,274.3	52
Trust Security Settlement Receivables	617.6	392.6	57
Buildings and Equipment	394.5	350.0	13
Other Nonearning Assets	1,301.1	1,047.4	24
Total Assets	$36,848.1	$30,190.8	22 %
Liabilities and Stockholders' Equity			
Interest-Bearing Deposits			
Savings	$7,512.8	$6,766.9	11 %
Other Time	1,040.2	731.0	42
Foreign Office Time	8,459.3	5,871.1	44
Total Interest-Bearing Deposits	17,012.3	13,369.0	27
Borrowed Funds	9,744.2	7,650.7	27
Senior Notes and Long-Term Debt	1,405.9	1,326.3	6
Total Interest-Related Funds	28,162.4	22,346.0	26
Demand & Other Noninterest-Bearing Deposits	5,299.9	4,911.3	8
Other Liabilities	1,080.9	857.1	26
Total Liabilities	34,543.2	28,114.4	23
Common Equity	2,184.9	1,956.4	12
Preferred Equity	120.0	120.0	-
Total Liabilities and Stockholders' Equity	$36,848.1	$30,190.8	22 %

AVERAGE BALANCE SHEET ($ IN MILLIONS)

	SECOND QUARTER		
	2000	1999	% Change (*)
Assets			
Money Market Assets	$4,374.7	$3,896.9	12 %
Securities			
U.S. Government	235.0	306.7	(23)
Federal Agency and Other	9,446.0	7,312.6	29
Municipal	481.2	502.8	(4)
Trading Account	12.4	14.3	(14)
Total Securities	10,174.6	8,136.4	25
Loans and Leases	16,375.4	14,271.2	15
Total Earning Assets	30,924.7	26,304.5	18
Reserve for Credit Losses	(157.0)	(149.6)	5
Nonearning Assets	3,560.5	2,969.4	20
Total Assets	$34,328.2	$29,124.3	18 %
Liabilities and Stockholders' Equity			
Interest-Bearing Deposits			
Savings	$7,444.1	$6,921.1	8 %
Other Time	1,139.6	716.4	59
Foreign Office Time	7,944.3	5,869.7	35
Total Interest-Bearing Deposits	16,528.0	13,507.2	22
Borrowed Funds	8,381.3	7,376.7	14
Senior Notes and Long-Term Debt	1,406.0	1,366.7	3
Total Interest-Related Funds	26,315.3	22,250.6	18
Demand & Other Noninterest-Bearing Deposits	4,622.5	4,006.2	15
Other Liabilities	1,125.7	832.3	35
Total Liabilities	32,063.5	27,089.1	18
Common Equity	2,144.7	1,915.2	12
Preferred Equity	120.0	120.0	-
Total Liabilities and Stockholders' Equity	$34,328.2	$29,124.3	18 %

NORTHERN TRUST CORPORATION

(Supplemental Consolidated Financial Information)

Quarterly Trend Data ($ In Millions)	2000 Quarters		1999 Quarters		
	Second	First	Fourth	Third	Second
Net Income Summary					
Trust Fees	**$305.6**	$286.0	$271.1	$242.4	$236.2
Other Noninterest Income	**87.3**	76.4	69.3	64.0	66.1
Net Interest Income (Taxable Equivalent)	**154.1**	150.8	148.2	138.9	135.8
Total Revenue (Taxable Equivalent)	**547.0**	513.2	488.6	445.3	438.1
Provision for Credit Losses	**10.0**	4.0	6.5	0.5	5.0
Noninterest Expenses	**338.2**	326.1	310.8	276.1	271.7
Pretax Income (Taxable Equivalent)	**198.8**	183.1	171.3	168.7	161.4
Taxable Equivalent Adjustment	**13.3**	11.4	9.9	10.6	9.2
Provision for Income Taxes	**62.5**	58.4	55.4	53.9	52.5
Net Income	**$123.0**	$113.3	$106.0	$104.2	$99.7
Per Common Share					
Net Income - Basic	**$0.55**	$0.51	$0.47	$0.46	$0.44
- Diluted	**0.53**	0.49	0.46	0.45	0.43
Dividend Declared	**0.135**	0.135	0.135	0.12	0.12
Book Value (EOP)	**9.85**	9.59	9.25	9.04	8.78
Market Value (EOP)	**65.06**	67.56	53.00	41.75	48.50
Ratios					
Return on Average Common Equity	**22.81** %	21.70 %	20.57 %	20.85 %	20.65 %
Return on Average Assets	**1.44**	1.46	1.35	1.33	1.37
Net Interest Margin	**2.00**	2.16	2.09	1.95	2.07
Productivity Ratio (*)	**162** %	157 %	157 %	161 %	161 %
Risk-based Capital Ratios					
Tier 1	**9.1** %	9.5 %	9.9 %	9.5 %	9.5 %
Total (Tier 1 + Tier 2)	**12.3**	13.0	13.7	13.1	12.4
Leverage	**6.8**	7.4	7.1	7.0	7.3
Trust Assets ($ in Billions) - EOP					
Corporate	**$1,445.9**	$1,437.4	$1,385.9	$1,251.5	$1,205.7
Personal	**165.0**	162.1	152.0	131.7	131.0
Total Trust Assets	**$1,610.9**	$1,599.5	$1,537.9	$1,383.2	$1,336.7
Memo: Managed Assets	**$333.0**	$323.1	$299.1	$262.8	$258.6
Asset Quality ($ in Millions) - EOP					
Nonaccrual and Restructured Loans	**$54.4**	$56.5	$59.3	$28.9	$44.1
Other Real Estate Owned (OREO)	**1.0**	2.1	1.3	1.4	1.1
Total Nonperforming Assets	**$55.4**	$58.6	$60.6	$30.3	$45.2
Nonperforming Assets / Loans & OREO	**0.32** %	0.36 %	0.39 %	0.20 %	0.30 %
Gross Charge-offs	**$5.8**	$0.3	$0.8	$7.7	$0.9
Gross Recoveries	**0.4**	0.1	0.3	0.2	0.6
Net Charge-offs	**$5.4**	$0.2	$0.5	$7.5	$0.3
Net Charge-offs (Annualized) to Average Loans	**0.13** %	0.01 %	0.01 %	0.21 %	0.01 %
Reserve for Credit Losses	**$159.3**	$154.7	$150.9	$144.9	$151.9
Reserve to Nonaccrual and Restructured Loans	**293** %	274 %	254 %	501 %	345 %

(*) The productivity ratio is defined as total revenue on a taxable equivalent basis divided by noninterest expenses.